Exhibit 21
SUBSIDIARIES OF NOVOCURE LIMITED

Name of Subsidiary and Name Under Which It Does Business	Jurisdiction of Incorporation
Novocure Austria GmbH	Austria
Novocure Canada, Inc.	Canada
Novocure Capital	Luxembourg
NovoCure (Israel) Ltd.	Israel
NovoCure GmbH	Germany
Novocure GmbH	Switzerland
Novocure Inc.	Delaware
Novocure K.K.	Japan
Novocure Luxembourg S.à.r.l.	Luxembourg
Novocure Netherlands B.V.	Netherlands
Novocure France SAS	France
Novocure USA LLC	Delaware